SCHEDULE 13G
Filing for 2009
NATIONAL DENTEX CORPORATION
AMENDMENT NO.
Cusip Number   63563H109
Page 1 of 4


NATIONAL DENTEX CORPORATION
Cusip Number   63563H109
Page 2 of 4


1.	NAME OF REPORTING PERSON
S.S.  or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

		Wilen Management Company, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
				(a)
				(b)	**

3.	SEC USE ONLY

4.	CITIZEN OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING
PERSON WITH:

5. 	SOLE VOTING POWER
		304,351 Shares

6.  	SHARED VOTING POWER
		NONE

7.  	SOLE DISPOSITIVE POWER
		304,351 Shares

8.  	SHARES DISPOSTIVE POWER
		NONE

9.	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH PERSON

		304,351 Shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
	CERTAIN SHARES*

			N/A

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

			5.3%

12.	TYPE OF REPORTING PERSON*

			IA
NATIONAL DENTEX CORPORATION
Cusip Number   63563H109
Page 3 of 4

Item 1.   Security and Issuer:

This statement relates to the common stock of National
Dentex Corporation ("The Issuer") 2 Vision Drive,
Natick, MA 01760.

Item 2.   Identity and Background:

(a)	Name of Person Filing: Wilen Management Company, Inc.

(b)	Address of Principal Business Office:
2360 West Joppa Road, Suite 226
Lutherville, MD  21093

(c)	Citizenship or Place of Organization: Maryland

(d)	Title of Class of Securities:  Common Stock

(e)	CUSIP Number:  63563H109


Item 3.

The Entity Filing is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.


Item 4.  Ownership:

(a)	Amount Beneficially Owned:  304,351 shares

(b)	Percent of class:  5.3%

(c)	Number of Shares as to which such entity has:
(i)	Sole power to vote or to direct the vote: 304,351 shares
(ii)	Shared power to vote or to direct the vote:  None
(iii)	Sole power to dispose or to direct the disposition of:304,351 shares.
(iv)	Shared power to dispose or to direct the disposition of:  None


Item 5.  Ownership of Five Percent or Less of a Class of Securities:
Not Applicable


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable






NATIONAL DENTEX CORPORATION
Cusip Number   63563H109
Page 4 of 4


Item 7. Identification and Classification of Subsidiaries which acquired the security being reported on by the Parent
Holding Company:

Not Applicable


Item 8.    Identification and Classification of Members of the Group:

Not Applicable

Item 9.    Notice of Dissolution of Group:

Not Applicable

Item 10.  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 15th day of January, 2010.

JAMES WILEN

James Wilen, President
Wilen Management Company, Inc.